

February 25, 2013

Via E-mail
D. Jonathan Merriman
Chief Executive Officer
Merriman Holdings, Inc.
600 California Street, 9th Floor
San Francisco, CA 94108

   Re: **Merriman Holdings, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed March 30, 2012
       Form 10-Q for the Quarterly Period Ended June 30, 2012
       Filed August 14, 2012
       Form 10-Q for the Quarterly Period Ended September 30, 2012
       Filed November 14, 2012
       File No. 001-15831

Dear Mr. Merriman:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Suzanne Hayes
          Suzanne Hayes
          Assistant Director